[Greywolf Capital Letterhead]

November 16, 2009

The Board of Directors
iPCS, Inc.
1901 N Roselle Rd, Suite 500
Schaumburg, IL 60195

Dear Members of the Board:

Greywolf Capital Management LP beneficially owns 8.2% of iPCS, Inc. and strongly opposes the board’s decision to sell the company to Sprint Nextel Corp. at the bargain price of $24 per share.  Greywolf has been one of the largest shareholders of iPCS since 2004, and always expected that the right strategic decision for Sprint would be to acquire iPCS.  This transaction would allow Sprint to extricate itself from a legal morass that it has created by continually violating the letter and spirit of their affiliate agreements with iPCS.  It is our opinion that the $24 takeout price reflects neither the fundamental business value of iPCS nor the value of iPCS’s breach of contract claims against Sprint.  This is a great deal for Sprint, but the price for iPCS shareholders is far too low.

Over the last five years, Sprint acquired seven of its affiliates for transaction prices ranging from 8x to 10x EBITDA estimates.  Based on the projections disclosed by iPCS, applying the former affiliate transaction multiples results in a range of $34 to $47 per share for iPCS. We believe that these previous affiliate transactions are more appropriate than the 2008 to 2009 comparables referenced in the Board’s rationale for supporting the $24 per share price.  For instance, the Virgin Mobile transaction (one of the 2008 to 2009 comparables) is only a wireless reseller and does not own any of its own network infrastructure.  Further, while iPCS’s Schedule 14D-9 correctly notes that wireless multiples have generally declined in the past two years, Sprint’s own multiple has moved only marginally since the more applicable affiliate transactions were completed.

The proposed $24 per share transaction price does not adequately reflect the value of iPCS’s successful litigation against Sprint.  Unlike similar lawsuits by previous affiliates, iPCS’s breach of contract claims have been fully litigated, favorably (for iPCS) ruled upon by the courts, AND upheld on appeal.  Sprint has exhausted all legal avenues for delay.  In January 2009, the Illinois Circuit Court set a date of January 25, 2010 for Sprint to stop competing with iPCS through the operation of its Nextel business in iPCS’s territory.  Sprint subsequently announced in June that it intended to divest the Nextel iDEN network assets in iPCS’s territory by the court-mandated deadline, an announcement we view as nothing more than a negotiating tactic.   We believe that Sprint

has been unrealistic in its public statements regarding its ability to divest these assets because:
•	TECHNICALLY, divestiture is not viable for Sprint due to the complexity of:
1.	splitting apart switch infrastructure,
2.	rerouting cell sites both inside and outside the affected territories,
3.	transferring cell site leases (if possible),
4.	building a new network monitoring system,
5.	identifying, transferring, and partitioning spectrum licenses,
6.	providing billing services,
7.	building out a voicemail platform,
8.	providing customer call support services,
9.	building out a dispatch complex for the purchaser,
10.	replicating GPS location-based 911 service,
11.	providing a data center for internet connectivity,
12.	renegotiating and transferring vendor contracts,
13.	transferring retail operations and recreating POS systems,
and a host of other service, interconnection, and regulatory issues.  Sprint’s own employees attest to these difficulties in their affidavits filed with the Illinois courts in September 2006 (see Affidavits of Doug Lynn, Robert S. Foosaner, Michael Rapp, Scott M. Fisher, and Steven M. Nielsen, iPCS Wireless, Inc. v. Sprint Corporation et al, Case No. 05-CH-11792).
•
ECONOMICALLY, this approach would be extremely costly, and we do not believe there is a buyer willing to pay enough to justify the expense of splitting apart the network.  The iDEN assets represent an outdated technology, operate over a limited service area, and have a shrinking Nextel subscriber base.  The assets are worth far more to Sprint than to any other buyer.

•
LEGALLY, we believe the judge will see through any transaction that is less than a complete divestiture of the iDEN assets in question.  The only sale that will satisfy the court’s order is one in which Sprint does not provide substantial services to the purchaser.

Regardless of Sprint’s ability to divest the iDEN assets in iPCS’s territory, compliance would still not end the claims that iPCS has against Sprint for improper competition.  iPCS has already initiated similar breach of contract claims against Sprint for the Clearwire and Virgin Mobile transactions, and any potential future acquisition or merger by Sprint would face similar issues.
•
In Clearwire, the Illinois Circuit Court has partially granted iPCS’s motion for partial summary judgment.  We believe the remaining limited issues to be litigated will similarly be resolved in iPCS’s favor.

•
In the Virgin Mobile transaction, Sprint will effectively be competing with iPCS in the affiliate territories, using iPCS’s own network to do so.  We believe this is clearly a violation of the management agreements and will not stand up to the scrutiny of the courts.

•	In addition, should Sprint ever consummate an acquisition or merger with any wireless provider that competes in iPCS’s territory, iPCS would have additional breach of contract claims in the future.

We believe shareholders and the board should disregard Sprint’s various empty threats (as noted in iPCS’s Schedule 14D-9) to economically harm iPCS if the transaction is not completed.  Any improper actions by Sprint will be subject to arbitration or litigation, and will ultimately fail.

For the reason listed above, we do not intend to tender our shares at the current price of $24 per share.  Sprint has the motivation and the ability to acquire iPCS for a fair price.  Should the proposed transaction be rejected, we stand ready to review a revised deal from Sprint.

Sincerely,

/s/ Jon Savitz
Jon Savitz
Greywolf Capital Management LP